

Mail Stop 3561

July 5, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Donat R. Leclair, Jr.
Chief Financial Officer
Ford Motor Company
One American Road
Dearborn, Michigan 48126

      Re: Ford Motor Company
            Form 10-K for the year ended December 31, 2005
            Filed March 1, 2006
            File No. 001-03950

Dear Mr. Leclair:

We have reviewed the above-referenced filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2005</u>
<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

Liquidity and Capital Resources – Automotive Sector

Pension Plan Contributions, page 45
1. With respect to your future pension plan contributions, please add a discussion of the expected source(s) of funding of these contributions within the Liquidity and Capital Resources section of your MD&A, rather than only including a cross reference to Note 23 of your financial statements.

Aggregate Contractual Contributions, page 57
2. In the paragraph below the table, please ensure that you include a discussion of (or an appropriate cross reference to) descriptions of other obligations, such as your expected future pension plan contributions.

Notes to the Financial Statements

Note 4 – Discontinued Operations

Financial Services Sector

Held-for-sale Operations, page FS-15
3. Please expand your disclosure to discuss the reason(s) why you have not accounted for Hertz as a discontinued operation. See SFAS 144 for guidance.

General

4. It appears from your website and published news reports that you have operations in Sudan and Syria, and your subsidiary Mazda has operations in Iran and Syria. Your annual report does not include any information about these operations. Iran, Sudan, and Syria are identified as state sponsors of terrorism by the State Department, and are subject to economic sanctions and/or controls administered by the U.S. Treasury Department's Office of Foreign Assets Control and the U.S. Commerce Department's Bureau of Industry and Security. Please describe for us your past, current, and anticipated operations in or contacts with each of these countries, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements. Include in your response a description of the products and services you sell, and the nature and extent of your business operations in each country.   Advise us also whether any of the distributorships through which your products are sold into these countries are owned or controlled by the governments of these countries, or whether the governments of these countries otherwise have a financial interest in the sale of your products to customers in these countries.

5. Please discuss the materiality of your contacts with Iran, Sudan, and Syria in light of these countries' status as state sponsors of terrorism. Discuss also whether your contacts, per individual country or in the aggregate, constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a corporation's reputation and share value. We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Illinois, Maine, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that conduct business with Sudan. Finally, Brown University, Harvard University, Stanford University, Yale University, the University of California system, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that conduct business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran, Sudan, and Syria.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments 1-3 on the financial statements and related matters. Please contact Pradip Bhaumik in the Office of Global Security Risk at 202-551-3333 if you have questions on comments 4 or 5. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief